SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 8, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 3 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, and Amendment No. 2 thereto filed on June 2, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”) is being filed by Harold Hamm, Continental Gas Holdings, Inc. (“Continental Gas”) and Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”) (Mr. Mackie, collectively with Mr. Hamm and Continental Gas, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and supplement Item 2 of the Schedule 13D by replacing, in its entirety, paragraph (a)-(c)(iii) thereof:
(iii) Bert Mackie
Hamm Financial Group
302 North Independence
Enid, Oklahoma 73701
     Personal Asset Manager of Hamm Financial Group since January 2007. Mr. Mackie serves as trustee for each of the Trusts and has sole voting power and dispositive power with respect to the Common Units owned of record by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and restate Item 3 of the Schedule 13D in its entirety:
     The aggregate value of the transaction (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of June 1, 2009, among HH GP Holding, LLC (“Parent”), HPGP MergerCo, LLC (the “Merger Sub”), Holdings GP and the Issuer (the “Merger Agreement”, which is described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference)), is approximately $51.9 million of common units (as described below) plus consolidated long-term debt of the Issuer, which is to remain outstanding in connection with the Transaction and was approximately $265.1 million as of June 30, 2009.
     In a funding and rollover commitment letter, dated June 1, 2009 (the “Commitment Letter”), Mr. Hamm agreed to contribute to Parent approximately $21.2 million in cash, less the amount of cash, if any, to be contributed to Parent or Merger Sub by the Trusts, solely for the purpose of funding the merger consideration of approximately $20.4 million pursuant to the Merger Agreement and to pay estimated related fees and expenses of approximately $800,000. This summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached to the Schedule 13D as Exhibit 99.7 and incorporated by reference in its entirety into this Item 3.
     Mr. Hamm and Mr. Mackie, on behalf of the Trusts, have agreed in principle for the Harold Hamm DST Trust and the Harold Hamm HJ Trust to contribute approximately $5.0 million and $3.3 million, respectively, to Merger Sub, in exchange for Merger Sub LLC units, solely for the purpose of funding the merger consideration. Accordingly, Mr. Hamm’s contribution to Parent is expected to be reduced by approximately $8.3 million to approximately $12.9 million.
     The Reporting Persons entered into a Support Agreement (HPGP Units), dated June 1, 2009 (the “Support Agreement”), with the Issuer and Holdings GP pursuant to which they agreed to continue to hold the aggregate 13,138,052 Common Units beneficially owned by them. Based on the cash purchase price of $2.40 per Common Unit, the aggregate value of the continued holding of the Common Units by the Reporting Persons is approximately $31.5 million. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached to the Schedule 13D as Exhibit 99.6 and incorporated by reference in its entirety into this Item 3.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of the Schedule 13D:
     In connection with the Transaction, Mr. Mackie, as trustee of the Trusts, and Mr. Hamm have agreed in principle for the Trusts to contribute approximately $8.3 million to Merger Sub, in exchange for Merger Sub LLC units, solely for the purpose of funding the merger consideration.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: September 9, 2009	By:	*
Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: September 9, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	*
		Name:	Harold Hamm
		Title:	Sole Director

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: September 9, 2009	By:	*
Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison